2002
ANNUAL REPORT

BENCHMARK BANKSHARES, INC.

Consolidated Report With its Subsidiary

BENCHMARK COMMUNITY BANK

KENBRIDGE, VICTORIA, FARMVILLE, SOUTH HILL, CREWE, LAWRENCEVILLE, CLARKSVILLE, and CHASE CITY, VIRGINIA

BENCHMARK BANKSHARES, INC.
DIRECTORS

R. Michael Berryman
Pharmacist
Principal, Pharmacy Associates, Inc.
(Term Expires 2003)

David K. Biggs
Principal
Biggs Construction Co., Inc.
(Term Expires 2005)

Mark F. Bragg
Principal, Atlantic Medical, Inc.
(Term Expires 2004)

Lewis W. Bridgforth
Physician
(Term Expires 2004)

William J. Callis
Principal, Kenbridge Construction Co., Inc.
(Term Expires 2003)

Earl H. Carter, Jr.
Principal,
Taylor-Forbes Equipment Co., Inc.
(Term Expires 2003)

Earl C. Currin, Jr.
Provost, John H. Daniel Campus
Southside Virginia Community College
(Term Expires 2002)

Mary Jane Elkins
Dean of Institutional Advancement
Southside Virginia Community College
(Term Expires 2004)

C. Edward Hall
Pharmacist
Partner, Victoria Drug Company
(Term Expires 2003)

J. Ryland Hamlett
Retired Businessman
(Term Expires 2004)

Wayne J. Parrish
Principal, Parrish Trucking Co., Inc.
(Term Expires 2005)

Ben L. Watson, III
Banker
(Term Expires 2005)

DIRECTORS EMERITUS

William L. Chaney, Sr.
Larry L. Overton
H. Clarence Love
Luther H. Wingfield

CORPORATE OFFICERS

R. Michael Berryman
Chairman of the Board

William J. Callis
Vice Chairman

Ben L. Watson, III
President

Wayne J. Parrish
Secretary

Michael O. Walker
Recording Secretary

Janice W. Pernell
Cashier and Treasurer

LEGAL COUNSEL: Hawthorne & Hawthorne, PC, *Attorneys at Law*
AUDITOR: Creedle, Jones and Alga, P.C., *Certified Public Accountants*

BENCHMARK COMMUNITY BANK OFFICERS

Ben L. Watson, III
President and Chief Executive Officer

Michael O. Walker
Executive Vice President

Janice W. Pernell
Senior Vice President, Cashier and Compliance Officer

Jay A. Stafford
Vice President and Regional Manager

Susan D. Parrish
Vice President/ Operations

George M. Whittaker
Vice President/ Electronic Data Processing

Jennifer M. Clark
Vice President/ Human Resources Officer

Larry J. Hodnett
Vice President/ Investments Consultant

E. Neil Burke
Assistant Vice President/ Financial Officer

Rebecca F. Bagley
Assistant Vice President/ Marketing Officer

Michael W. Neal
Assistant Vice President/ Compliance & Security Officer

Kurt G. Crane
Internal Auditor

Brian E. Arthur
Data Processing Officer

KENBRIDGE OFFICE:

Debra O. Brandon
Assistant Vice President/ Branch Manager

H. Nicole Norton,
Loan Officer

SOUTH HILL OFFICE:

W. Kenneth Reeves
Vice President/Senior Loan Officer

Charles W. Turner
Assistant Vice President/Branch Manager

Kimberly B. Jackson
Assistant Vice President/Loan Officer

VICTORIA OFFICE:

Sharon W. Driggs
Assistant Vice President/ Branch Manager

Rhonda M. Wilson
Loan Officer

CREWE OFFICE:

Elizabeth S. Robertson
Assistant Vice President/ Branch Manager

FARMVILLE OFFICES:

Harold M. Harris, Jr.
Vice President/Farmville Area Manager

Joyce M. Yeatts
Assistant Vice President/Commercial Loan Officer

Teresa S. Stewart
Assistant Vice President/Loan Officer

LAWRENCEVILLE OFFICE:

Scott D. Neher
Branch Manager/Loan Officer

C. Scott Lewis
Loan Officer

CLARKSVILLE OFFICE:

L. Michael Rowe
Assistant Vice President/Branch Manager

Jane W. Lloyd
Loan Officer

CHASE CITY OFFICE:

B. Wayne Adams
Assistant Vice President/Branch Manager

President's Report

Benchmark Bankshares, Inc. continued to experience outstanding growth during 2002 through its subsidiary, Benchmark Community Bank. Loans and deposits, both, increased by over $20 million during the year. The loan growth occurred throughout all of the bank's nine offices, being led by the Clarksville branch, one of the bank's newest, with $8.3 million added to its portfolio. The bank-wide loan to deposit ratio increased to 83.81% by year end, up from 82.20% a year ago.

Net income for 2002 of $3,398,040 was an all-time record high, surpassing the $3 million mark for the first time, and even bettering that milestone by more than a third of another million! As with all financial institutions, record-low interest rates continued to impact the Bank's overall operations. Although total interest income earned during the year was $354,515, or 2.04%, less than that earned in 2001, interest expense during 2002 declined by $1,554,657, or 17.76%, from 2001. This decrease in the cost of deposits, coupled with increased loan demand, resulted in the record-setting net income for the year, representing a 24.21% increase over the prior year, with Return on Average Assets and Return on Average Equity ratios for 2002 increasing to 1.39% and 15.45%, respectively.

Technology continues to be a primary focus of the bank. With a core infrastructure in place, future plans are to expand existing technology to both realize additional operational efficiencies and to improve customer service. For example, plans are underway to enhance our internet banking product to allow access to images of cancelled checks, allowing customers to access and print check copies at their convenience.

The company's stock, which began the year trading at $10.00 per share, closed at $12.60 on December 31, 2002. The company also increased its year-end semi-annual dividend to $0.20 per share from $0.18 per share, resulting in total dividends of $0.38 paid during the year. Any stockbroker can assist with the purchases of additional shares, whenever they might be available. Through a previously established stock repurchase plan, the company is prepared to buy back blocks of 5,000 shares or more of its stock, if offered for sale. Information regarding the company's stock is readily accessible on the Internet under the trading symbol BMRB.OB.

We welcome new Directors David K. Biggs and Mary Jane Elkins who were elected to the Board in 2002. Mr. Biggs is President of Biggs Construction Co., Inc., a utilities contracting firm which operates within a large area of Virginia and into North Carolina. Mrs. Elkins is the Dean of Institutional Advancement at Southside Virginia Community College. We are grateful for their interest in serving and look forward to their contributions to the deliberations of the Board.

The Bank is also pleased to announce that a new branch location will be established in Blackstone, VA, during the first quarter of 2003. With this addition, the bank will increase its total number of office locations to ten. Plans are to operate out of a temporary facility for the first year while a permanent branch location, complete with multi-lane drive-up facilities, a night depository, and an ATM, is constructed on an adjacent site.

As bank mergers continue to change the landscape of banking throughout the state, we stress our desire to remain an independent community bank. Overall, we feel that the needs of our customers are best served by our independent structure. We are grateful to our many customers who rely on us to meet their banking needs and we extend our sincere thanks to them. This support has provided the bank with continued opportunities to expand and to better serve the needs of our trade area.

Respectfully,

Ben L. Watson, III

Ben L. Watson, III
President

BENCHMARK BANKSHARES, INC.
SELECTED FINANCIAL HIGHLIGHTS

For the Year	**2002**	**2001**	**Change**
Net Income	**$3,398,040**	$2,735,768	+24.21%
Total Operating Income	**$18,441,880**	$18,444,454	- 0.02%
Total Operating Expense	**$13,703,961**	$14,552,780	- 5.83%
Return on Average Assets	**1.39%**	1.23%	+13.01%
Return on Average Equity	**15.45%**	13.61%	+13.52%
Average Shares Outstanding	**2,967,443**	2,982,680	- 0.05%

At Year End	**2002**	**2001**	**Change**
Total Assets	**$265,058,144**	$241,812,989	+ 9.61%
Total Deposits	**$236,544,440**	$216,361,111	+ 9.83%
Total Loans	**$198,255,665**	$177,852,949	+11.47%
Shareholders' Equity	**$26,545,907**	$23,477,161	+13.07%
Equity to Assets Ratio	**10.02%**	9.71%	+0.03%

Per Share	**2002**	**2001**	**Change**
Book Value	**$8.95**	$7.90	+13.29%
Net Income	**$1.15**	$0.92	+25.00%
Cash Dividends	**$0.38**	$0.36	+ 5.56%

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS:	2002	2001
CASH AND DUE FROM BANKS	$ 13,340,576	$ 8,215,994
FEDERAL FUNDS SOLD	17,255,000	12,740,000
INVESTMENT SECURITIES	27,478,446	36,544,751
LOANS	198,255,665	177,852,949
LESS: Unearned Interest Income	-	(970)
Allowance for Loan Losses	(1,982,559)	(1,774,632)
Net Loans	196,273,106	176,077,347
PREMISES AND EQUIPMENT - NET	4,285,102	4,283,656
ACCRUED INTEREST RECEIVABLE	1,292,070	1,425,945
DEFERRED INCOME TAXES	195,611	560,315
OTHER REAL ESTATE	502,734	1,156,464
CASH VALUE LIFE INSURANCE	3,632,755	-
OTHER ASSETS	802,744	808,517
TOTAL ASSETS	$265,058,144	$241,812,989
LIABILITIES AND STOCKHOLDERS' EQUITY:		
DEPOSITS:		
Demand (non-interest bearing)	$ 26,372,882	$ 27,504,768
NOW Accounts	23,258,069	20,304,603
Money Market Accounts	17,394,138	10,939,010
Savings	13,347,995	11,160,289
Time, $100,000 and Over	37,329,668	31,101,575
Other Time	118,841,688	115,350,866
TOTAL DEPOSITS	236,544,440	216,361,111
ACCRUED INTEREST PAYABLE	803,167	1,002,261
ACCRUED INCOME TAX PAYABLE	32,516	39,405
DIVIDENDS PAYABLE	593,088	534,600
OTHER LIABILITIES	539,026	398,451
TOTAL LIABILITIES	238,512,237	218,335,828
STOCKHOLDERS' EQUITY:		
COMMON STOCK, Par Value $.21 Per Share, Authorized 4,000,000 Shares; Issued and Outstanding 12-31-02 2,967,443.301, Issued and Outstanding 12-31-01 2,970,003.06 Shares	623,164	623,701
CAPITAL SURPLUS	4,005,238	4,056,859
RETAINED EARNINGS	21,215,858	18,945,412
UNREALIZED SECURITY GAINS NET OF TAX EFFECT	701,647	(148,811)
TOTAL STOCKHOLDERS' EQUITY	26,545,907	23,477,161
[TOTAL EQUITY PER SHARE	$8.95	$7.90]
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$265,058,144	$241,812,989

See independent auditor's report and accompanying notes to financial statements.

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001 and 2000

INTEREST INCOME:	2002	2001	2000
Interest and Fees on Loans	$15,383,312	$15,610,703	$14,556,973
Interest on Investment Securities:			
U. S. Government Agencies and Mortage Backed Securities	806,026	720,685	980,155
State and Political Subdivisions	745,723	578,611	451,320
Other Securities	--	9,674	23,537
Interest on Federal Funds Sold	111,490	481,393	409,733
TOTAL INTEREST INCOME	17,046,551	17,401,066	16,421,718
INTEREST EXPENSE:			
Interest Bearing Checking Deposits	429,474	625,880	768,009
Savings Deposits	183,290	250,242	286,908
Time Deposits	6,577,285	7,878,935	6,892,050
Federal Funds Purchased	10,351	--	54,283
Other	--	--	651
TOTAL INTEREST EXPENSE	7,200,400	8,755,057	8,001,901
NET INTEREST INCOME	9,846,151	8,646,009	8,419,817
PROVISION FOR LOAN LOSSES	418,582	197,886	201,187
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,427,569	8,448,123	8,218,630
OTHER INCOME:			
Service Charges on Deposit Accounts	641,399	555,495	508,704
Other Operating Income	646,362	481,636	455,775
Net Investment Securities Gains (Losses)	8,879	2,434	(3,308)
Gain on Sale of Other Assets	58,272	3,823	45,467
Dividends	40,417	--	--
TOTAL OTHER INCOME	1,395,329	1,043,388	1,006,638
OTHER EXPENSES:			
Salaries	3,085,290	2,837,297	2,660,892
Employee Benefits	865,803	651,720	599,515
Occupancy Expense	337,523	327,230	296,888
Other Operating Expenses	1,796,363	1,783,590	1,511,537
TOTAL OTHER EXPENSES	6,084,979	5,599,837	5,068,832
INCOME BEFORE INCOME TAXES	4,737,919	3,891,674	4,156,436
PROVISION FOR INCOME TAXES	1,339,879	1,155,906	1,311,375
NET INCOME	$ 3,398,040	$ 2,735,768	$2,845,061
EARNINGS PER SHARE OF COMMON STOCK	$1.15	$0.92	$0.95
AVERAGE SHARES OUTSTANDING	2,967,443.297	2,982,679.694	3,008,522.578

See independent auditor's report and accompanying notes to financial statements.

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash Flows From Operating Activities:			
Interest Received	$16,258,101	$17,553,659	$15,400,186
Fees and Commissions Received	2,610,393	1,028,469	833,005
Interest Paid	(7,399,494)	(8,746,489)	(7,997,952)
Cash Paid to Suppliers and Employees	(6,084,979)	(5,383,602)	(3,813,312)
Income Taxes Paid	(1,378,385)	(1,178,176)	(1,381,930)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,005,636	3,273,861	3,039,997
Cash Flows From Investing Activities:			
Proceeds from Sale of Investment Securities Available-for-Sale	4,542,862	200,719	4,958,619
Proceeds from Maturity or Calls of Investments	6,063,889	13,435,348	105,000
Purchase of Investment Securities	(509,913)	(25,667,579)	(1,235,466)
Loans Originated	(98,624,431)	(90,687,195)	(92,018,273)
Principal Collected on Loans	78,221,715	77,541,503	79,574,713
Purchase Premises and Equipment	(455,579)	(1,100,702)	(795,249)
Cash Value Life Insurance	(3,632,755)	--	--
NET CASH (USED) BY INVESTING ACTIVITIES	(14,394,212)	(26,277,906)	(9,410,656)
Cash Flows from Financing Activities:			
Net Increase (Decrease) in Federal Funds Purchased	--	--	(7,035,000)
Net Increase in Demand Deposits and Savings Accounts	10,464,414	10,468,711	5,510,983
Payments for Maturing Certificates of Deposit	(57,686,984)	(34,598,237)	(50,604,717)
Proceeds from Sales of Certificates of Deposit	67,405,899	59,293,820	61,550,011
Dividends Paid	(1,067,588)	(1,078,044)	(963,489)
Proceeds from Sale of Common Stock	89,450	22,140	55,985
Payments to Reacquire Stock	(141,608)	(376,934)	(155,410)
Proceeds from Sale of Other Assets	964,575	359,846	347,753
NET CASH PROVIDED BY FINANCING ACTIVITIES	20,028,158	34,091,302	8,706,116
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,639,582	11,087,257	2,335,457
Cash and Cash Equivalents - Beginning of Year	20,955,994	9,868,737	7,533,280
Cash and Cash Equivalents - End of Year	$30,595,576	$20,955,994	$ 9,868,737

See independent auditor's report and accompanying notes to financial statements.

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS *(Continued)*

	2002	2001	2000
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net Income	$3,398,040	$2,735,768	$2,845,061
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	440,854	346,621	288,909
Provision for Probable Credit Losses and Recoveries	481,711	358,977	145,091
(Increase) Decrease in Interest Receivable	133,875	152,593	(188,528
(Increase) Decrease in Other Real Estate	(249,647	(347,956)	(140,700
(Increase) Decrease in Other Assets	5,773	(14,919)	(118,928)
(Increase) Decrease in Deferred Taxes Exclusive of Unrealized Security Gains (Losses)	(72,411)	(61,675)	(58,991)
Increase (Decrease) in Interest Payable	(199,094)	18,102	217,195
Increase (Decrease) in Taxes Payable	(6,889)	27,964	(11,564)
Increase (Decrease) in Other Liabilities	140,575	64,643	104,611
(Gain) Loss on Sale of Securities	(8,879)	(2,434)	3,308
(Gain) Loss on Sale of Other Assets	(58,272)	(3,823)	(45,467)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$4,005,636	$3,273,861	$3,039,997

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds sold are purchased and sold for one day periods.

During 2002 net gains of $1,727 and during 2001 net gains of $1,855 in securities available-for-sale resulted from sales of mortgage-backed securities that had experienced significant paydowns. There was no capitalized interest during the year.

See independent auditor's report and accompanying notes to financial statements.

BENCHMARK BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Shares	Common Stock	Surplus	Retained Earnings	Unrealized Sec. Gain (Loss)[1]	Total
Balance January 1, 2001	3,06,219.501	$631,307	$4,404,047	$17,281,168	$ (13,331)	$22,185,191
Net Income						
Parent	--	--	--	2,735,768	--	2,735,768
Equity in Income of Subsidiary	--	--	--	--	--	--
Sale of Stock	3,000.00	630	21,510	--	--	22,140
Redemption of Stock	(16.441)	(4)	(161)	--	--	(165)
Stock Repurchase	(39,200.000)	(8,232)	(368,537)	--	--	(376,769)
Semi-Annual Cash Dividend Declared, June 21, 2001, $.18 per share	--	--	--	(536,528)	--	536,528)
December 20, 2001 $.18 per share	--	--	--	(534,600)	--	(534,600)
Adjustments	--	--	--	(396)	--	(396)
Other Comprehensive Income (Net of Tax) Unrealized Security Gains (Losses)	--	--	--	--	(17,480)	(17,480)
Balance, December 31, 2001	2,970,003.060	623,701	4,056,859	18,945,412	(148,811)	23,477,161
Net Income						
Parent	--	--	--	(25,897)	--	(25,897)
Equity in Income of Subsidiary	--	--	--	3,423,937	--	3,423,937
Sale of Stock	11,450.000	2,405	87,045	--	--	89,450
Redemption of Stock	(9.759)	(2)	(106)	--	--	(108)
Stock Repurchase	(14,000.000)	(2,940)	(138,560)	--	--	(141,500)
Semi-Annual Cash Dividend Declared June 20 2002, $.18 per share	--	--	--	(532,988)	--	(532,988)
December 19, 2002, $.18 per share	--	--	--	(593,088)	--	(593,088)
Adjustments	--	--	--	(1,518)	--	(1,518)
Other Comprehensive Income (Net of Tax) Unrealized Security Gains (Losses)	--	--	--	--	(850,458)	(850,458)
Balance December 31, 2002	2,967,443.301	$623,164	$4,005,238	$21,215,858	$ 701,647	$26,545,907

[1]Net of tax effect.

See independent auditor's report and accompanying notes to financial statements.

1. Significant Accounting Policies and Practices:

The accounting policies and practices of Benchmark Bankshares, Inc. conform to generally accepted accounting principles and general practice within the banking industry. Certain of the more significant policies and practices follow:

(a) *Consolidated Financial Statements.* The consolidated financial statements of Benchmark Bankshares, Inc. and its wholly-owned subsidiary, Benchmark Community Bank, include the accounts of both companies. All material inter-company balances and transactions have been eliminated in consolidation.

(b) *Use of Estimates in Preparation of Financial Statements.* The preparation of the accompanying combined financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

(c) *Cash and Cash Equivalents.* The term cash as used in the Condensed Consolidated Statement of Cash Flows refers to all cash and cash equivalent investments. For purposes of the statement, Federal funds sold, which have a one day maturity, are classified as cash equivalents.

(d) *Investment Securities.* Pursuant to guidelines established in FAS 115, *Accounting for Certain Investments in Debt and Equity Securities,* the Company has elected to classify a majority of its current portfolio as securities available-for-sale. This category refers to investments that are not actively traded, but are not anticipated by management to be held to maturity. Typically, these types of investments will be utilized by management to meet short-term asset/liability management needs.

For purposes of financial statement reporting, securities classified as available-for-sale are to be reported at fair market value as of the date of the statements; however, unrealized holding gains or losses are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The impact of this unrealized gain on securities positively impacted stockholders' equity in the amount of $701,647 as of December 31, 2002.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using methods that approximate the interest method.

(e) *Loans.* Interest on loans is computed by methods which generally result in level rates of return on principal amounts outstanding (simple interest).

In December, 1986, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* This statement requires loan origination and commitment fees and certain direct loan origination costs to be deferred and the net amount amortized as an adjustment of the related loan's yield. This standard has been adopted for all loan types with an original maturity greater than one year.

(f) *Allowance for Loan Losses.* The allowance for loan losses is increased by provisions charged to expense and decreased by loan losses net of recoveries. The provision for loan losses is based on the Bank's loan loss experience and management's detailed review of the loan portfolio which considers economic conditions, prior loan loss experience, and other factors affecting the collectibility of loans. With the exception of loans secured by 1-4 family residential property, accrual of interest is discontinued on loans past due 90 days or more when collateral is inadequate to cover principal and interest or immediately if management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection is doubtful.

(g) *Premises and Equipment.* Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed generally by the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major betterments and replacements are added to the accounts at cost. Maintenance, repairs, and minor replacements are expensed as incurred. Gains and losses on dispositions are reflected in current earnings.

(h) *Other Real Estate.* As a normal course of business, the Bank periodically has to foreclose on property used as collateral on nonperforming loans. The assets are recorded at cost plus capital improvement cost.

(i) *Depreciation.* For financial reporting, property and equipment are depreciated using the straight-line method; for income tax reporting, depreciation is computed using statutory accelerated methods. Leasehold improvements are amortized on the straight-line method over the estimated useful lives of the improvements. Income taxes in the accompanying financial statements reflect the depreciation method used for financial reporting and, accordingly, include a provision for the deferred income tax effect of depreciation which will be recognized in different periods for income tax reporting.

(j) *Earnings Per Share.* Earnings per share of common stock are calculated on the basis of the weighted average number of shares outstanding during the period.

(k) *Income Taxes.* Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes also reflect the impact of the unrealized security losses which are reflected on the balance sheet only, pursuant to FAS 115 guidelines. The differences relate principally to the provision for loan losses, depreciation, and unrealized security losses.

The table below reflects the components of the Net Deferred Tax Asset account as of December 31, 2002:

Deferred Tax Assets Resulting from Loan Loss Reserves	$577,960
Deferred Tax Asset Resulting from Deferred Compensation	127,874
Deferred Tax Liability Resulting from Unrealized Security Gains	(361,454)
Deferred Tax Liabilities Resulting from Depreciation	(167,362)
Deferred Tax Asset Resulting from Insurance Investment	18,593
Net Deferred Tax Asset	$195,611

2. Investment Securities:

The carrying amount and approximate market values of investment securities are summarized below:

	Book Value	Unrealized Gains	Unrealized Losses	Market Value
Available for Sale December 31, 2002				
Mortgage Back Secuities	$10,849,272	$ 363,783	$ --	$11,213,510
State and Political Subdivisions	14,858,319	699,318	--	15,557,637
Other Securities	195,490	--	--	195,490
	$25,903,536	$1,063,101	$ --	$26,966,637
December 31, 2001				
U. S. Government Agencies	$ 497,917	$ 3,682	$ --	$ 501,599
Mortgage Backed Securities	17,513,927	29,082	213,314	17,329,695
State and Political Subdivisions	17,049,625	116,902	161,826	17,004,701
Other Securities	195,490	--	--	195,490
	$35,256,959	$ 149,666	$ 375,140	$35,031,485
Held to Maturity December 31, 2002				
Mortgage Backed Securities	$ --	$ --	$ --	$ --
State and Political Subdivisions	511,809	17,497	--	529,306
	$ 511,809	$ 17,497	$ --	$ 529,306
December 31, 2001				
U. S. Government Agencies	$ 1,000,000	$ 900	$ --	$ 1,000,000
State and Political Subdivisions	513,266	9,341	--	522,607
	$ 1,513,266	$ 10,241	$ --	$ 1,523,507

The maturities of investment securities at December 31, 2002 were as follows:

	Book Value	Market Value
Available-for-Sale		
Due In One Year Or Less	$ 1,265,289	$ 1,281,024
Due From One To Five Years	8,960,758	9,236,404
Due From Five to Ten Years	13,076,683	13,749,587
After Ten Years	2,405,316	2,504,132
Other Securities	195,490	195,490
Held-to-Maturity		
Due From One To Five years	511,809	529,306

Securities having a market value of $8,994,013 and $5,736,895 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes.

In the event of the sale of securities, the cost basis of the security, adjusted for the amortization of premium or discounts, will be used when calculating gains or losses.

Other securities consist of required investments in Federal Reserve Bank stock and a regional bankers' bank stock, and a title opinion company. All of these investments are booked at cost. These investments are recorded at original cost.

3. Loans:

A summary of loans net of participation-out activity by type follows:

	2002	2001
Commercial	$ 21,872,278	$ 19,293,070
Consumer	29,903,542	32,954,231
Real Estate	146,479,845	125,605,648
	$198,255,665	$177,852,949

Demand deposit overdrafts amounting to $25,786 have been reclassified as short-term loans for reporting purposes.

4. Allowance for Loan Losses

An analysis of the transactions in the allowance for loan losses follows:

	2002	2001	2000
Balance - Beginning of Year	$1,774,632	$1,667,723	$1,522,632
Provision for Loan Losses	418,582	197,886	201,187
Recoveries on Loans	63,129	161,091	219,806
Loans Charged off	(273,784)	(252,068)	(275,902)
Balance - End of Year	$1,982,559	$1,774,632	$1,667,723

As of December 31, 2002, the Bank had no restructured loans in the portfolio. There were $98,630 in nonaccrual loans and $10,920,663 in loans identified by management as having various degrees of weakness. As of the same date in 2001, the Bank had no restructured loans, $603,508 in nonaccrual loans, and $11,288,755 in loans with weaknesses.

5. **Office Buildings, Equipment, and Leasehold Improvements:**
Major classifications of these assets are summarized as follows:

	Estimated Useful Lives (Years)	2002	2001
Land	--	$1,014,560	$ 963,060
Buildings and Improvements	6-40	3,080,651	3,024,568
Furniture and Equipment	2-10	2,353,744	2,014,306
Leasehold Improvements	5-6	66,854	66,854
Buildings Under Construction		--	230,104
		6,515,809	6,068,788
Less:			
Accumulated Depreciation		(2,230,707)	(1,785,132)
		$4,285,102	$4,283,656

The cost basis of fully depreciated assets totaled $541,113 at December 31, 2002.

6. **Other Real Estate:**
As of December 31, 2002, the Bank held other real estate in the amount of $502,734. The amount represents cost related to converting collateral on nonperforming loans from the customer to the Bank. All properties are being marketed or being prepared for marketing.

7. **Time Deposits:**
The maturities of time deposits are as follows:

	$100,000 or Greater	Less Than $100,000
Due in Six Months	$11,582,673	$ 38,413,912
Due From Six Months to One Year	9,936,497	26,661,656
Due From One Year to Three Years	8,478,548	32,958,833
Due from Three Years to Five Years	7,331,950	20,807,287
Total	$37,329,668	$118,841,688

Interest expense on time deposits greater than or equal to $100,000 was $1,364,468 in 2002.

8. **Federal Income Taxes:**
Federal income taxes payable, as of December 31, 2002 and 2001, were as follows:

	2002	2001
Currently Payable	$ 32,516	$ 39,405
Deferred	(195,611)	(560,315)
	$ (163,095)	$ (520,910)

The components of applicable income taxes are as follows:

	2002	2001
Current	$ 1,704,583	$ 1,094,231
Deferred From Income and Expense Items	(364,704)	61,675
Total	$ 1,339,879	$ 1,155,906

Temporary differences in the recognition of income and expenses for tax and financial reporting purposes resulted in the deferred income tax asset as follows:

	2002	2001
Accelerated Depreciation	$ (47,572)	$ 11,654
Excess (Deficiency) of Provision for Loan Losses Over Deduction for Federal Income Tax Purposes	79,236	35,872
Deferred Compensation	23,154	23,154
Cash Value Life Insurance	18,593	--

Total Tax Impact of Temporary Differences In Recognition of Income and Expenses	73,411	70,680
Tax Impact of Balance Sheet Recognition of Unrealized Security Losses	(438,115)	(9,005)
Total Change to Deferred Tax for the Year	$ (364,704)	$ 61,675

The reasons for the difference between income tax expense and the amount computed by applying the statutory Federal income tax rates are as follows:

	2002	2001
Statutory Rates	34%	34%
Income Tax Expense at Statutory Rates	$ 1,610,892	$ 1,155,906
Increase (Decrease) Due to Tax Exempt Income	(252,770)	(184,205)
Other	52,779	245,880
	$ 1,410,901	$ 1,217,581

Federal income tax returns are subject to examination for all years which are not barred by the statute of limitations.

9. Commitments and Contingent Liabilities:

At December 31, 2002 and 2001, commitments under standby letters of credit aggregated $1,152,056 and $9,14,814 respectively. These commitments are an integral part of the banking business and the Bank does not anticipate any losses as a result of these commitments. These commitments are not reflected in the consolidated financial statements. (See Note 13).

During the year ended December 31, 2002, the Bank incurred operating lease expense amounting to $36,980 in addition to $7,175 depreciated for leasehold improvements.

Minimum lease payments at December 31, 2002 under noncancelable real property operating lease commitments for succeeding years are:

2003	$33,050
2004	23,900
2005	14,350
Total	$71,300

The Bank has options to renew the leased properties. The additional lease expense resulting from the future exercising of these options is not included in the 2002 totals listed herein.

The Bank has entered into several agreements to service and maintain equipment. The only long-term commitment relates to a maintenance agreement on the elevator. The amount of payments can be adjusted annually based on labor cost. The terms based on current rates are as follows:

2003	$15,655
2004	15,665
2005	15,665
2006	11,805
Total	$58,770

At year end, the Bank had entered into several purchase commitments amounting to $173,000. These commitments relate to the establishment of a new full-service branch banking office in Blackstone, Virginia.

10. Retirement Plan:

The Bank provides for a retirement program for all qualified employees through a 401(k) plan. The plan offers a salary reduction election of up to 14% of W-2 compensation less incentive pay. The plan also has a proportional matching feature by the Company. In addition, the plan provides for the Company to make discretionary contributions. Both the percentage of the employer match and the annual discretionary contribution are based on the Bank's performance.

During 2002, Bank payments through matching and discretionary contributions totaled $163,130 while employees' salary reduction amounted to $152,620. The cost of administration for the 401(k) plan paid in 2002 amounted to $4,948.

11. Incentive Compensation:

The Bank offers its employees incentive compensation and/or bonus arrangements based on the Bank's annual financial performance and other criteria such as length of service and officer classification. Incentive compensation totaled $163,974 and $90,030 for the years ended December 31, 2002 and 2001, respectively.

12. Related Parties:

Loans

Loans to Directors and Executive Officers of the Bank and loans to companies in which they have a significant interest are made on substantially the same terms as those prevailing at the time for other loan customers. The balances of such loans outstanding were $7,637,532 and $5,540,819 at December 31, 2002 and 2001, respectively. During the year of 2002, new loans to the group totaled $3,058,727, while repayments amounted to $962,014. Certain Directors and Executive Officers have home equity loans. The net activity of these open-end credits has been reported herein.

As of December 31, 2002, W. J. Callis, Director, had outstanding loans in excess of 5% of stockholders' equity. The beginning balance of loans was $3,321,515 with current year activity consisting of $1,401,297 in advances and $505,633 in repayments for an ending balance of $4,217,179.

Deposits

As of December 31, 2002, the Bank held deposits of Directors, Executive Officers, and their related interests amounting to $2,414,448.

13. Off-Balance-Sheet Instruments/Credit Concentrations:

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Unless noted otherwise, the Bank does not require collateral or other security to support these financial instruments. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to facilitate the transaction of business between these parties where the exact financial amount of the transaction is unknown, but a limit can be projected. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. There is a fee charged for this service.

As noted in Note 9, on December 31, 2002, the Bank had outstanding letters of credit. These instruments are based on the financial strength of the customer and the existing relationship between the Bank and the customer.

As of December 31, 2002, the Bank also had unused commitments resulting from credit line deeds of trust, home equity lines, and an unfunded business loan. The total amount of these commitments amounted to $37,149,451.

For related information concerning contract commitments not reflected in the balance sheet, refer to Note 9.

Concentrations

The Bank has no concentrations of credit concerning an individual borrower or economic segment. The Bank confines its lending activities to within the state and more specifically its local geographic areas. The concentrations of credit by loan type are set forth in Note 3. Regulatory requirements limit the Bank's aggregate loans to any one borrower to a level of approximately $3,875,000.

14. Regulatory Matters:

Pursuant to regulations of the Federal Reserve Board, the banking operation of the Company is required to maintain certain minimum levels of capital. The Bank maintained the following capital ratios as of December 31:

	2002 Actual Rate	2001 Actual Rate	Minimum Standards
Total Capital to Risk Weighted Assets	11.46%	13.10%	10.00%
Tier I Capital to Risk Weighted Assets	10.54%	12.02%	6.00%
Tier I Capital to Total Average Assets	8.87%	8.33%	5.00%

The capital ratios continued to exceed minimum standards and were strengthened due to both increased earnings and the stock repurchase program.

15. Capital:

Beginning in 2000, the Company discontinued the dividend reinvestment plan and continued the stock repurchase program initiated in 1999. Through the repurchase program, the Company bought back 14,000 shares of common stock during 2002.

The Company also sold stock through the employee stock option plan. The sales for the year amounted to 11,450 shares of common stock. The net result of the stock plans resulted in a decline of $537 in common stock and $51,621 in capital surplus.

The Company is authorized to issue 200,000 shares of preferred stock with a par value of $25.00. To date, no preferred stock has been issued by the Company. Currently, management has no plans to utilize this second class of stock.

16. Stock Option Plan:

On April 20, 1995, the stockholders retroactively approved two incentive stock option plans with an effective date of March 16, 1995. One plan consisting of option awards to purchase 120,000 shares of the Company's common stock was approved for the employees of the Company, while the second plan consisting of option awards to purchase 80,000 shares of the Company's common stock was approved for the "outside" Directors of the Company. All participants must have been employed for two calendar years.

At the annual stockholders meeting held on April 15, 1999, the stockholders approved a plan that increased the number of shares in the Employee Stock Option Plan from 120,000 shares by an additional 150,000 shares for a total of 270,000 shares. All of the options expire ten years from the date of grant.

The following table details the status of the shares in the plan as of December 31, 2002 and 2001:

2002

Incentive Stock Option Plan	Original Pool	Prior Year Exercised & Outstanding Options	Current Year Activity			
			Options Granted	Options Exercised	Options Canceled	Remaining in Pool
Employees	270,000	121,928	10,000	6,450	8,800	110,328
Directors	80,000	69,000	12,000	5,000	--	2,000

2001

Incentive Stock Option Plan	Original Pool	Prior Year Exercised & Outstanding Options	Current Year Activity			
			Options Granted	Options Exercised	Options Canceled	Remaining in Pool
Employees	270,000	121,928	17,000	--	9,000	113,928
Directors	80,000	66,000	--	3,000	--	14,000

The Company has elected to report the results of the plan pursuant to APB Opinion Number 25. Due to the pricing schedule, there is no impact on earnings under the fair value based method.

17. Disclosures about Fair Value of Financial Instruments:

The intent of FAS 107 is to depict the market's assessment of the present value of net future cash flows discounted to reflect current interest rates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term investments, the carrying amount is a reasonable estimate of fair value. For reporting purposes, the Bank has included Cash and Due from Banks as well as Federal Funds Sold in this category.

Investment Securities

For marketable equity securities classified as available-for-sale and held-to-maturity, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable

The fair value of the basic loan groups is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For open-end revolving loans, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Letters of Credit

The fair value of commitments and letters of credit is the amount of the unfunded commitment, as a market rate will be set at the time of the funding of the commitment

The estimated fair values of the Bank's financial instruments are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and Due From Banks	$ 13,340,576	$ 13,340,576	$ 8,215,994	$ 8,215,994
Federal Funds Sold	17,255,000	17,255,000	12,740,000	12,740,000
Investments				
Available-for-Sale	26,966,637	26,966,637	35,031,485	35,031,485
Held-to-Maturity	511,809	529,306	1,513,266	1,523,507
Loans				
Commercial Loans	21,872,278	20,988,557	19,293,070	20,189,688
Consumer Loans	29,903,542	29,906,419	32,954,230	31,503,862
Real Estate Loans	147,321,191	127,340,941	125,605,649	128,450,993
Participation Loans - Out	841,346	841,346	3,606,970	3,606,970
Financial Liabilities				
Deposits				
Demand (Noninterest Bearing)	26,372,882	26,372,882	27,504,768	27,504,768
Demand (Interest Bearing)	40,652,207	40,652,207	31,243,613	31,243,613
Savings	13,347,995	13,347,995	11,160,289	11,160,289
Certificates of Deposit	156,171,356	156,963,338	146,452,441	146,442,943
Unrecognized Financial Instruments				
Unused Loan Commitments	37,149,451	37,149,451	29,349,224	29,349,224
Unissued Letters of Credit	1,152,056	1,152,056	914,814	914,814

18. Quantitative and Qualitative Disclosures About Market Risk:

As with the banking industry in general, market risk is inherent in the Company's operation. A majority of the business is built around financial products, which are sensitive to changes in market rates. Such products, categorized as loans, investments, and deposits are utilized to transfer financial resources. These products have varying maturities, however, and this provides an opportunity to match assets and liabilities so as to offset a portion of the market risk.

Management follows an operating strategy that limits the interest rate risk by offering only shorter-term products that typically have a term of no more than five years. By effectively matching the maturities of inflows and outflows, management feels it can effectively limit the amount of exposure that is inherent in its financial portfolio.

As a separate issue, there is also the inherent risk of loss related to loans and investments. The impact of loss through default has been considered by management through the utilization of an aggressive loan loss reserve policy and a conservative investment policy that limits investments to higher quality issues; therefore, only the risk of interest rate variations is considered in the following analysis.

The Company does not currently utilize derivatives as part of its investment strategy.

The tables below present principal amounts of cash flow as it relates to the major financial components of the Company's balance sheet. The cash flow totals represent the amount that will be generated over the life of the product at its stated interest rate. The present value discount is then applied to the cash flow stream at the current market rate for the instrument to determine the current value of the individual category. Through this two-tiered analysis, management has attempted to measure the impact not only of a rate change, but also the value at risk in each financial product category. Only financial instruments that do not have price adjustment capabilities are herein presented.

In Table One, the cash flows are spread over the life of the financial products in annual increments as of December 31 each year with the final column detailing the present value discounting of the cash flows at current market rates.

For purposes of this footnote disclosure, the other investments which consist of nonliquid stocks and investments are not included.

Benchmark Bankshares, Inc.
Fair Value of Financial Assets
December 31, 2002

Categories	2003	2004	2005	2006	2007	Thereafter	Current Value
Loans							
Commercial	$21,848,089	$ --	$ --	$ --	$ --	$ --	$ 20,988,557
Consumer	13,809,515	9,637,365	5,843,069	3,887,101	1,027,981	185,733	29,906,419
Mortgage	31,757,081	27,318,914	22,476,011	30,797,257	33,005,845	8,008,940	126,499,595
Investments							
Mortgage Backed Sec.	2,803,007	2,181,202	1,730,939	1,544,203	1,055,736	3,020,734	11,213,509
Municipals							
Nontaxable	1,917,874	613,755	613,755	1,253,755	2,150,678	10,157,201	15,026,686
Taxable	61,693	556,572	31,450	31,450	31,450	578,625	1,060,259
Certificates of Deposits							
< 182 Days	4,228,981	--	--	--	--	--	4,210,026
182-364 Days	11,971,785	--	--	--	--	--	11,882,532
1 Year - 2 Years	49,072,641	1,508,865	--	--	--	--	49,565,709
2 Years - 3 Years	6,905,702	10,229,870	824,281	--	--	--	17,178,635
3 Years - 4 Years	4,426,632	3,316,516	3,926,872	63,354	--	--	11,029,969
4 Years - 5 Years	667,112	849,717	721,577	706,359	--	--	2,707,359
5 Years and Over	11,109,200	6,221,500	19,260,168	10,400,979	21,429,646	270,485	60,389,108

In the above table, the cash flows are spread over the life of the financial products in annual increments as of December 31 of each year with the final column, current value, detailing the present value discounting of the cash flows at current market rates.

In the table below, the cash flows are present value discounted by predetermined factors to measure the impact on the financial products portfolio at six and twelve month intervals.

Benchmark Bankshares, Inc.
Variable Interest Rate Disclosure
December 31, 2001

Categories	Valuation of Securities Given an Interest Rate Decrease of (x) Basis Points (200 BPS)	(100 BPS)	No Change In Interest Rate	Valuation of Securities Given an Interest Rate Increase of (x) Basis Point 100 BPS	200BPS
Loans					
Commercial	$21,247,169	$21,117,227	$20,988,557	$20,861,141	$ 20,734,964
Consumer	31,075,155	30,480,627	29,906,419	29,351,571	28,815,180
Mortgage	134,212,495	130,263,454	126,499,595	122,909,659	119,483,216
Investments					
Mortgage Backed Securities	11,977,057	11,595,283	11,213,510	10,831,736	10,449,963
Municipals					
Nontaxable	16,462,912	15,749,943	15,026,686	14,247,216	3,377,751
Taxable	1,140,681	1,098,912	1,060,259	1,024,619	991,870
Certificates of Deposit					
<182 Days	4,241,701	4,225,811	4,210,026	4,194,346	4,178,769
182-364 Days	12,031,884	11,956,835	11,882,532	11,808,966	11,736,127
1 Year - 2 years	50,586,717	50,071,013	49,565,709	49,070,494	48,585,069
2 Years - 3 Years	17,747,203	17,458,942	17,178,635	16,905,938	16,640,696
3 Years - 4 Years	11,459,487	11,241,234	11,029,969	10,825,393	10,627,222
4 Years - 5 Years	2,841,089	2,772,936	2,707,359	2,644,232	2,583,435
5 Years and Over	64,405,339	62,349,093	60,389,108	58,519,766	53,735,836

Only financial instruments that do not have daily price adjustment capabilities are herein presented.

19. Parent Company:

Financial statements for Benchmark Bankshares, Inc. (not consolidated) are herein presented. Since the parent company has not entered into any substantial transactions, only the parent company's statements are presented.

BENCHMARK BANKSHARES, INC.
(PARENT COMPANY ONLY)
BALANCE SHEETS, DECEMBER 31, 2002, 2001, and 2000

	2002	2001	2000
ASSETS:			
CASH	$ 3,720,694	$ 3,867,818	$ 4,324,894
INVESTMENT IN SUBSIDIARY	23,418,838	20,143,862	18,401,336
RECEIVABLE - REIMBURSEMENT	--	81	81
TOTAL ASSETS	$ 27,139,532	$24,011,761	$22,726,311
LIABILITIES AND STOCKHOLDERS' EQUITY:			
LIABILITIES:			
DIVIDENDS PAYABLE	$ 593,088	$ 534,600	$ 541,120
STOCKHOLDERS' EQUITY:			
Common stock, par value $.21 per share, authorized 4,000,000 shares; issued and outstanding , 12-31-02 2,967,443.301, issued and outstanding 12-31-01, 2,970,003.06, issued and outstanding 12-31-00, 3,006,219.501	623,701	623,701	631,307
Surplus	4,005,238	4,056,859	4,404,047
Retained Earnings	21,917,505	18,796,601	17,149,837
TOTAL STOCKHOLDERS' EQUITY	26,546,444	23,477,161	22,185,191
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 27,139,532	$24,011,761	$22,726,311

STATEMENTS OF INCOME
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
INCOME:			
Dividends from Subsidiary	$ 1,000,000	$ 1,000,000	$ 2,300,000
TOTAL INCOME	1,000,000	1,000,000	2,300,000
EXPENSES:			
Professional Fees	12,550	12,872	11,500
Supplies, Printing, and Postage	13,347	10,515	10,809
Taxes - Miscellaneous	--	850	900
TOTAL EXPENSES	25,897	24,237	23,209
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	974,03	975,763	2,276,791
EQUITY IN INCOME OF SUBSIDIARY (INCLUDES TAX BENEFIT OF PARENT COMPANY OPERATING LOSS)	2,423,937	1,760,005	568,270
NET INCOME	$ 3,398,040	$ 2,735,768	$ 2,845,061

BENCHMARK BANKSHARES, INC.
(PARENT COMPANY ONLY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002, 2001, and 2000

	Common Stock	Surplus	Retained Earnings	Unrealized Sec. Gain (Loss)*	Total
BALANCE JANUARY 1, 2000	$633,272	$4,501,508	$15,455,510	$(542,544)	$20,047,746
NET INCOME					
PARENT	--	--	2,276,791	--	2,276,791
EQUITY IN INCOME OF SUBSIDIARY	--	--	568,270		568,270
SALE OF STOCK	1,593	54,391	--	--	55,984
REDEMPTION OF STOCK	(3)	(111)	--	--	(114)
STOCK REPURCHASE	(3,555)	(151,741)	--	--	(155,296)
SEMI-ANNUAL CASH DIVIDEND DECLARED					
JUNE 15 2000, $.16 PER SHARE	--	--	(480,996)	--	(480,996)
DECEMBER 21, 2000 $.18 PER SHARE	--	--	(541,120)	--	(541,120)
ADJUSTMENTS	--	--	2,713	--	2,713
UNREALIZED SECURITY GAINS (LOSSES)	--	--	--	411,213	411,213
BALANCE DECEMBER 31, 2000	631,307	4,404,047	17,281,168	(131,331)	22,185,191
NET INCOME					
PARENT	--	--	975,763	--	976,763
EQUITY IN INCOME OF SUBSIDIARY	--	--	1,760,005		1,760,005
SALE OF STOCK	630	21,510	--	--	22,140
REDEMPTION OF STOCK	(4)	(161)	--	--	(165)
STOCK REPURCHASE	(8,232)	(368,537)	--	--	(376,769)
SEMI-ANNUAL CASH DIVIDEND DECLARED					
JUNE 21, 2001, $.18 PER SHARE	--	--	(536,528)	--	(536,528)
DECEMBER 20, 2001, $.18 PER SHARE	--	--	(534,600)	--	(534,600)
ADJUSTMENTS	--	--	(396)	--	(396)
UNREALIZED SECURITY GAINS (LOSSES)	--	--	--	(17,480)	(17,480)
BALANCE DECEMBER 31, 2001	$623,701	$4,056,859	$18,945,412	$(148,811)	$23,477,161
NET INCOME					
PARENT	--	--	974,103	--	974,103
EQUITY IN INCOME OF SUBSIDIARY	--	--	2,423,937	--	2,423,937
SALE OF STOCK	2,405	87,045	--	--	89,450
REDEMPTION OF STOCK	(2)	(106)	--	--	(108)
STOCK REPURCHASE	(2,940)	(138,560)	--	--	(141,500)
SEMI-ANNUAL CASH DIVIDEND DECLARED					
JUNE 20, 2002, $.18 PER SHARE	--	--	(532,988)	--	(532,988)
DECEMBER 19, 2002, $.20 PER SHARE	--	--	(593,088)	--	(593,088)
ADJUSTMENTS	--	--	(1,518)	--	(1,518)
UNREALIZED SECURITY GAINS (LOSSES)	--	--	--	850,458	850,458
BALANCE DECEMBER 31, 2002	$623,164	$4,005,238	$21,215,858	$701,647	$26,545,907

*Net of tax effect.

Benchmark Bankshares, Inc.
(Parent Company Only)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
NET INCOME	$ 3,398,040	$ 2,735,768	$2,845,061
DECREASE IN PAYABLES	(81)	--	--
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,397,959	2,735,768	2,845,061
CASH FLOWS FROM INVESTING ACTIVITIES			
(UN)DISTRIBUTED EARNINGS OF SUBSIDIARY	(2,423,937)	(1,760,005)	(568,270)
CAPITAL ADJUSTMENT	(1,400)	(1)	(34)
NET CASH (USED) BY INVESTING ACTIVITIES	(2,425,337)	(1,760,006)	(568,304)
CASH FLOWS FROM FINANCING ACTIVITIES			
SALE OF STOCK	89,450	22,140	55,984
REDEMPTION OF STOCK	(108)	(165)	(114)
STOCK REPURCHASE	(141,500)	(376,769)	(155,296)
DIVIDENDS PAID	(1,067,588)	(1,078,044)	(963,489)
NET CASH (USED) BY FINANCING ACTIVITIES	(1,119,746)	(1,432,838)	(1,062,915)
NET INCREASE (DECREASE) IN CASH	(147,124)	(457,076)	1,213,842
CASH - BEGINNING OF YEAR	3,867,818	4,324,894	3,111,052
CASH - END OF YEAR	$ 3,720,694	$ 3,867,818	$4,324,894

Creedle
Jones
& Alga

A Professional Corporation

Certified Public Accountants
Sherwood H. Creedle, CPA
Robin B. Jones, CPA, CFP
David V. Alga, CPA, CVA
C. Stephen High, CPA, CMA

Members
American Institute of Certified Public Accountants
Virginia Society of Certified Public Accountants

Independent Auditor's Report

Board of Directors
Benchmark Bankshares, Inc.
Kenbridge, Virginia

We have audited the accompanying consolidated statements of financial condition of Benchmark Bankshares, Inc. (a Virginia corporation) and Subsidiary, as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Benchmark Bankshares, Inc. and Subsidiary, as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

Creedle, Jones and Alga, P.C.

Creedle, Jones, and Alga, P. C.
Certified Public Accountants

South Hill, Virginia
January 20, 2003

P. O. Box 1113
430 S. Main Street
Emporia, Virginia 23847
434-634-3111 • FAX: 434-634-6895

P. O. Box 487
828 N. Mecklenburg Avenue
South Hill, Virginia 23970
434-447-7111 • FAX: 434-447-5793
www.cja-cpa.com

P. O. Box 147
313 N. Main Street
Lawrenceville, Virginia 23868
434-848-4191 • FAX: 434-848-1009

BENCHMARK BANKSHARES, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section of the report should be read in conjunction with the statistical information, financial statements and related notes, and the selected financial data appearing elsewhere in the report. Since the Bank is the only subsidiary of the Company, all operating data will be referred to in this discussion as that of the Bank.

Overview

The Company continued to grow through its subsidiary, Benchmark Community Bank, as the Bank experienced steady growth in both loans and deposits. As a result of record-low interest rates, the Bank's overall cost of deposits declined during the year, thus reducing interest expense which lead to increased profitability. Loan growth, led by the Bank's Clarksville branch, outpaced the growth of deposits, increasing the bank's loan to deposit ratio. As a result, earnings were enhanced through this increased utilization of resources into high yielding loans, as opposed to being placed in Federal Funds or investment securities. The decrease in the cost of deposits, coupled with increased loan demand, served to increase net income to a record level in 2002, surpassing the $3,000,000 mark for the first time in the Bank's history.

Management continues to focus on growth by researching ways to improve existing services, by implementing new services such as Internet Banking, and by looking for additional expansion opportunities throughout Southside Virginia. With this in mind, the Bank has made plans to establish a new branch location in Blackstone, VA, during the first quarter of 2003, increasing the total number of office locations to ten.

A Comparison of 2002 Versus 2001

Results of Operations and Financial Conditions

Net income of $3,398,040 in 2002 was an increase of $662,272, or 24.21%, from net income of $2,735,768 in 2001. Earnings per share of $1.15 in 2002 increased by $0.23, or 25.00%, from earnings per share of $.92 in 2001.

Growth in loans, with a corresponding but lesser growth in deposits, resulted in an increase in the loan to deposit ratio to 83.81% from 82.20% for the previous year. Gross loans grew $20,402,716 or 11.47%, while deposits increased $20,183,329 or 9.33% during the year.

In 2002, the Bank achieved a return on average assets of 1.39% as compared to a 1.23% return on average assets in 2001. Increased loan demand, which provided a higher yielding alternative for incoming funds than short-term investments, combined with a lower cost of funds due to declining interest rates, accounted for the higher rate of return.

Return on equity of 15.45% for the year ended 2002 reflected an increase over the 2001 level of 13.61%. The higher rate of return resulted from an increase in earnings due to the continued decline in interest rates, which lowered the Bank's cost of funds, along with an increase in non-interest income that served to offset a decline in interest income.

Net Interest Income

Net interest income of $9,846,151 in 2002 reflected an increase of $1,200,142 or 13.88% over net interest income of $8,646,009 in 2001.

Total interest income of $17,046,551 in 2002 was down $354,515 or 2.04% from total interest income of $17,401,066 in 2001. Total interest expense of $7,200,400 in 2002 reflected a decrease of $1,554,657 or 17.76% from total interest expense of $8,755,057 in 2001.

The increase in net interest income resulted from a continued decline in interest rates, which, despite the negative impact on interest received from loans, served to reduce the Bank's cost of funds. Although market rates declined in 2002, the Bank experienced a higher interest margin. The cost of deposits dropped 126 basis points while the decline in interest income rates amounted to 80 basis points, resulting in an interest rate spread of 3.77% in 2002 versus an interest rate spread of 3.31% in 2001.

Loans

The Bank utilizes the following types of loans in servicing the trade area:

Commercial (Time and Demand)	11.03%
Consumer (Installment)	15.08%
Real Estate (Construction)	0.82%
Real Estate (Mortgage)	73.07%

These types of loans have traditionally provided the Bank with a steady source of quality interest-earning assets. The maturities of these loans range from commercial loans and real estate construction loans maturing in less than one year to installment and real estate credits that may exceed five years. With the exception of home equity loans which are short-term in nature, mortgage loans, which represent 73.07% of the portfolio, are typically fifteen to twenty year payback loans with three- to five-year balloon options. By setting maturities of loans for a short term, the Bank can effectively manage its asset/liability mix, as most deposit accounts mature in one year or less.

Allowance for Loan Losses

The 2002 year-ending level of the allowance for loan losses amounted to $1,982,559. This amount represented an increase of $207,927 or 11.72% over the 2001 level of $1,774,632. Loans collateralized by real estate represented a majority of the loans. By obtaining a high degree of collateral, the Bank has avoided a portion of credit risk; however, the Bank constantly monitors its loan portfolio for credit weaknesses. As of the year end 2002, the bank's allowance for loan losses represented 1.00% of gross loans.

The Bank incurred net charge offs for loan losses for the year of $210,655. As a result of the increased level of net charge offs, the current year provision was $220,696 higher when compared to the prior year. The year 2002 level represented a 111.53% increase over the amount expended in 2001.

Noninterest Income and Noninterest Expense

Total noninterest income, i.e., fees charged for customer services, for 2002 was $1,395,329. This represents an increase of $351,941 or 33.73% over the 2001 level of $1,043,388. Gains were experienced in service charges on deposit accounts and other operating income as the Bank increased its customer base due to the continued growth of the bank's branches.

Total noninterest expense in 2002 of $6,084,979 reflects an increase of $485,142 or 8.66% over the 2001 level of $5,599,837. The increase resulted from normal increases in operating expenses, salaries, and employee benefits, as the bank added additional personnel to accommodate its recent and planned growth.

Premises and Equipment

The Bank's premises and equipment increased $447,021 during the year.

Increase in Capitalized Premises and Equipment

Office/Area	Land	Building	Leasehold Improvements	Equipment, Furniture, and Fixtures
Kenbridge	$51,500	$ --	$ --	$ 57,333
Victoria	--	--	--	45,507
Farmville #1	--	--	--	43,102
South Hill	--	--	--	55,834
Farmville #2	--	--	--	50,237
Crewe	--	--	--	18,934
Lawrenceville	--	28,921	--	26,287
Clarksville	--	27,162	--	17,776
Chase City	--	--	--	24,429
Blackstone	--	--	--	--
Total	$51,500	$56,083	$ --	$339,438

Securities

Pursuant to guidelines established in FAS 115, the Bank has elected to classify a majority of its current portfolio as securities available-for-sale. This category refers to investments that are not actively traded, but are not anticipated by management to be held to maturity. Typically, these types of investments will be utilized by management to meet short-term asset/liability management needs.

For purposes of financial statement reporting, securities classified as available-for-sale are to be reported at fair market value as of the date of the statements; however, unrealized holding gains and losses are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The impact of this unrealized gain on securities positively impacted stockholders' equity in the amount of $701,647, therefore, affecting the book value of the Company's stock. The book value per share of the stock inclusive of the FAS 115 adjustment was $8.95, while the book value per share is $8.72 when reported exclusive of the FAS 115 impact.

Off-Balance-Sheet Instruments/Credit Concentrations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to facilitate the transaction of business between these parties where the exact financial amount of the transaction is unknown, but a limit can be projected. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. There is a fee charged for this service.

As of December 31, 2002, the Bank had $1,152,056 in outstanding letters of credit. These instruments are based on the financial strength of the customer and the existing relationship between the Bank and the customer.

At current year end, the Bank also had unused commitments resulting from credit line deeds of trust, home equity lines, construction loans, and unfunded business loans. The total amount of these commitments amounted to $37,149,451.

Concentrations

The Bank has no concentrations of credit involving an individual borrower and his related interest. The Bank does have a concentration in loan type in that a majority of the loan portfolio is secured by non-commercial real estate. Due to the subjectivity of the real estate market to the condition of the economy and sensitivity to interest rate fluctuation, there is an inherent risk; however, the Bank has, as a matter of policy, a loan-to-collateral percentage that allows for a level of decline in collateral value without affecting the quality of the loan.

Liquidity

The Bank's funding requirements are supplied by a wide range of traditional banking sources, including various types of demand, money market, savings, certificates of deposit, and Federal funds purchased. Large certificates of deposit of $100,000 or more increased by $6,228,093 or 20.03% in 2002. These deposits currently represent 15.78% of the total deposit base. The Bank feels that the large certificates are more of a function of customer service than a competitive bid situation. The amount of these certificates of deposit maturing during 2003 is $9,936,497, while $15,810,498 matures between one and five years.

A GAP analysis reflects the difference between maturing and repricing of interest-earning assets and interest-bearing liabilities. A positive gap indicates more assets are maturing than liabilities. Conversely, a negative gap indicates more liabilities mature than assets during a given period. Assets classified as immediately maturing are those assets which can be repriced or converted to cash immediately upon demand. Liabilities classified as immediately maturing are those which can be withdrawn on demand except that the Bank has assigned a 90% retention rate on core deposits. The GAP analysis shows a net positive gap of $11,894,000 when immediately maturing interest-bearing liabilities are deducted from immediately maturing interest-earning assets. The cumulative gap changes to a negative gap of $15,298,000 when comparing assets and liabilities maturing up to one year; however, the cumulative gap shifts to a positive position of $32,546,000 for the "over five years" period. The deficit gap results from the customer preference for short-term liquidity in the current period of fluctuating rates, which affects not only deposits but also callable investments.

The nature of the large gap deficit is an industry-wide situation that is typical of the banking industry where a bulk of the assets is financed by short-term deposits. To further compound the situation, Bank customers have shown a preference for longer terms on loans versus deposits as financial rates have continued to decline.

The Bank is satisfied that it can meet the liquidity needs by utilizing three- to five-year balloon notes for real estate financing and a one year maturity for commercial loans. This strategy, while not meeting exact liquidity needs on a dollar for dollar asset/liability mix, does provide a near match without sacrificing a positive interest rate spread.

To compensate for the resultant mismatching of assets and liabilities, the Bank has invested in highly liquid investments. In the unlikely event of a liquidity hardship, these investments are available to be sold to fund assets currently being supported by deposit liabilities.

The GAP model does not consider the impact of core deposit loyalty. Management feels that these core deposits along with the highly marketable securities available will provide sufficient reserves to fund any short-term loss of deposits. As mentioned previously, management has factored in an anticipated retention level for core deposits.

Capital Resources and Adequacy

In the past, the Company has blended internally generated retained earnings with capital stock sales to maintain a strong capital position necessary to support future growth.

The Company began a capital buy-back program during 1999. Through this program, the Company has repurchased 14,000 shares of stock amounting to $141,500 during the year 2002. The Company continued to experience strong earnings through the operation of the Bank. Through earnings, the Company generated an additional $2,270,446 in capital. This activity, plus the sale of $89,450 of common stock through the stock option plan, raised year end capital exclusive of unrealized security gains net of tax effect to a level of $25,844,260 or a 9.39% increase over the 2001 year ending level of $23,625,972.

The primary capital to total assets ratio stands at 10.28% as of December 31, 2002. This amount is well above current industry standards. Due to the increase in earnings, subsequent earnings retention, and sale of common stock, the Company's capital position was strengthened and, as a result, the Company remains well capitalized for the banking industry even after initiating a stock buyback program.

Pursuant to regulations of the Federal Reserve Board, the Company is required to maintain certain minimum levels of capital in its Bank subsidiary. At December 31, 2002, the Bank maintained the following capital ratios:

Total Risk-Based Capital Ratio	11.46%
Tier I Risk-Based Capital Ratio	10.54%
Tier I Leverage Ratio	8.87%

These ratios exceed the minimum ratios required by regulatory authorities for the Bank to be considered well capitalized.

Inflationary Factors

The Bank's earnings are greatly impacted by inflation and the actions of the Federal Reserve Board. The year 2002 was a period of falling interest rates as the Federal Reserve attempted to stimulate the economy by lowering the Federal discount window rate and the targeted Federal funds rate. The interest spread margin for the year was 3.77% versus a 3.31% margin spread for 2001.

Lending and Funding Strategies

The Bank relies on traditional sources of funding such as demand deposits, interest bearing checking, money market deposit accounts, savings accounts and certificates of deposit for funding its activities. These funds are subsequently loaned to the local community, with the exception of cash and prudent liquidity needs. Traditionally, the Bank has experienced a strong loan demand.

At year end 2002, the loan-to-deposit ratio had risen as the rate of loan growth exceeded inflow of deposits.

Looking Forward

The Bank has experienced tremendous success in its operation particularly since 1989 when it moved into two new market areas and raised additional capital. The capital provided a solid foundation upon which to grow by affording the Bank a degree of aggressiveness in operation during a favorable economic climate for banks and banking services. This aggressiveness took the form of expansion and competitive pricing of services. Management plans to utilize this capital in a way that will increase market share without sacrificing quality of service to its customers.

The Bank experienced significant growth during the last decade. By expanding the trade area into neighboring counties and towns, the Bank has been able to attract quality loans and deposits at profitable levels. As management looks to the future, it feels that the trade area provides future growth potential as the Bank offers new financial services. The new data processing system acquired during 1998 has the capability to expand the Bank's services beyond the traditional services offered thus providing a solid technological platform upon which to grow.

During 2002 the bank also completed the installation of a wide area computer network, linking all of its offices, and introduced Internet Banking for its customers. Additionally, the implementation of a check imaging system, along with new lending and deposit documention software, will allow the bank to realize operational efficiencies moving forward. The Bank has also implemented a technology plan to allow for the periodic review of emerging technologies that may provide additional opportunities for improved service and cost efficiency.

A Comparison of 2001 Versus 2000

Results of Operations and Financial Conditions

Net income of $2,735,768 in 2001 resulted in a decrease of $109,293 or 3.84% from net income of $2,845,061 in 2000. Earnings per share of $.92 in 2001 decreased $.03 or 3.16% from earnings per share of $.95 in 2000.

Growth in deposits with a corresponding but lesser growth in loans resulted in a decline in the loan to deposit ratio to 82.20% from 90.90% for the previous year. Deposits increased $35,164,294 or 19.41% while gross loans grew $13,145,692 or 7.98%.

In 2001, the Bank achieved a return on average assets of 1.23% as compared to a 1.42% return on average assets in 2000. The lower rate of return was a result of two factors. First, the demand for loans did not grow as fast as deposits resulting in a drop in the loan to deposit ratio, and, secondly, the market rates fell putting pressure on the interest margin spread.

The year ended 2001 reflected a decrease in return on equity as net income to average equity declined to 13.61% as compared to the 2000 level of 14.89%. The lower rate of return resulted from a decline in earnings as the nationwide economic growth dipped after a sustained level of growth throughout the 1990s.

Net Interest Income

Net interest income of $8,646,009 in 2001 reflected an increase of $226,192 or 2.69% over net interest income of $8,419,817 in 2000.

Total interest income of $17,401,066 in 2001 grew by $979,348 or 5.96% over total interest income of $16,421,718 in 2000. Total interest expense of $8,755,057 in 2001 reflected an increase of $753,156 or 9.41% over total interest expense of $8,001,901 in 2000.

The increase in interest income resulted from an increase in loans despite a decline in interest rates.

Due to a decline in market rates, the Bank experienced a lower interest margin. The cost of deposits dropped 25 basis points while the decline in interest income rates amounted to 41 basis points.

Loans

The Bank utilizes the following types of loans in servicing the trade area:

Commercial (Time and Demand)	10.85%
Consumer (Installment)	18.53%
Real Estate (Construction)	.53%
Real Estate (Mortgage)	70.09%

These types of loans have traditionally provided the Bank with a steady source of quality interest-earning assets. The maturities of these loans range from commercial loans and real estate construction loans maturing in less than one year to installment and real estate credits that may exceed five years. With the exception of home equity loans which are short-term in nature, mortgage loans, which represent 70.09% of the portfolio, are typically fifteen to twenty year payback loans with three to five year balloon options. By setting maturities of loans for a short-term, the Bank can effectively manage its asset/liability mix, as most deposit accounts mature in one year or less.

Allowance for Loan Losses

The 2001 year ending level of the allowance for loan losses amounted to $1,774,632. This amount represented an increase of $106,909 or 6.41% over the 2000 level of $1,667,723. Loans collateralized by real estate represented a majority of the loans. By obtaining a high degree of collateral, the bank has avoided a portion of credit risk; however, the Bank constantly monitors its loan portfolio for credit weaknesses. As of the year end 2001, the Bank's allowance for loan losses represented 1.0% of gross loans.

The Bank incurred net charge offs for loan losses for the year of $90,977. As a result of the low level of net charge offs, the current year provision was $3,301 lower when compared to the prior year. The year 2001 level represented a 1.64% decrease over the amount expended in 2000.

Non-Interest Income and Non-Interest Expense

Total non-interest income, i.e., fees charged for customer services, for 2001 was $1,043,388. This represents an increase of $36,750 or 3.65% over the 2000 level of $1,006,638. Gains were experienced in service charges on deposit accounts and other operating income as the Bank increased its customer base due to the growth of the new full-service branches.

Total non-interest expense in 2001 of $5,599,837 reflects an increase of $531,005 or 10.48% over the 2000 level of $5,068,832. The increase resulted from normal increases in operations and salaries and benefits, as the Bank's three newest offices were in full operation throughout the year.

Premises and Equipment

The Bank's premises and equipment increased $1,100,702 during the year. The activity herein detailed includes a transfer of $55,848 from construction in progress.

Increase in Capitalized Premises and Equipment

Office/Area	Land	Building	Leasehold Improvements	Equipment, Furniture, and Fixtures
Kenbridge	$ --	$ 2,911	$ --	$ 45,097
Victoria	--	2,017	--	41,192
Farmville #1	--	--	--	43,010
South Hill	--	--	2,735	42,278
Farmville #2	--	19,750	--	41,288
Crewe	--	--	--	35,342
Lawrenceville	--	--	--	39,860
Clarksville	45,312	320,673	--	134,627
Chase City	--	191,180	--	149,278
Total	$ 45,312	$536,531	$ 2,735	$571,972

Securities

Pursuant to guidelines established in FAS 115, the Bank has elected to classify a majority of its current portfolio as securities available-for-sale. This category refers to investments that are not actively traded, but are not anticipated by management to be held to maturity. Typically, these types of investments will be utilized by management to meet short-term asset/liability management needs.

For purposes of financial statement reporting, securities classified as available-for-sale are to be reported at fair market value as of the date of the statements; however, unrealized holding gains and losses are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The impact of this unrealized loss on securities negatively impacted stockholders' equity in the amount of $148,811, therefore, affecting the book value of the Company's stock. The book value per share of the stock inclusive of the FAS 115 adjustment was $7.90, while the book value per share is $7.95 when reported exclusive of the FAS 115 impact.

Off-Balance-Sheet Instruments/Credit Concentrations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to facilitate the transaction of business between these parties where the exact financial amount of the transaction is unknown, but a limit can be projected. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. There is a fee charged for this service.

As of December 31, 2001, the Bank had $914,814 in outstanding letters of credit. These instruments are based on the financial strength of the customer and the existing relationship between the Bank and the customer.

At current year end, the Bank also had unused commitments resulting from credit line deeds of trust, home equity lines, and unfunded business loans. The total amount of these commitments amounted to $29,349,224.

Concentrations

The Bank has no concentrations of credit involving an individual borrower and his related interest. The Bank does have a concentration in loan type in that a majority of the loan portfolio is secured by non-commercial real estate. Due to the subjectivity of the real estate market to the condition of the economy and sensitivity to interest rate fluctuation, there is an inherent risk; however, the Bank has, as a matter of policy, a loan-to-collateral percentage that allows for a level of decline in collateral value without affecting the quality of the loan.

Liquidity

The Bank's funding requirements are supplied by a wide range of traditional banking sources, including various types of demand, money market, savings, certificates of deposit, and Federal funds purchased. Large certificates of deposit of $100,000 or more increased by $11,737,464 or 60.61% in 2001. These deposits currently represent 14.37% of the total deposit base. The Bank feels that the large certificates are more of a function of customer service than a competitive bid situation. The amount of these certificates of deposit maturing during 2002 is $20,531,603, while $10,569,972 matures between one and five years.

A GAP analysis reflects the difference between maturing and repricing of interest-earning assets and interest-bearing liabilities. A positive gap indicates more assets are maturing than liabilities. Conversely, a negative gap indicates more liabilities mature than assets during a given period. Assets classified as immediately maturing are those assets which can be repriced or converted to cash immediately upon demand. Liabilities classified as immediately maturing are those which can be withdrawn on demand except that the Bank has assigned a 90% retention rate on core deposits. The GAP analysis shows a net positive gap of $8,530 when immediately maturing interest-bearing liabilities are deducted from immediately maturing interest-earning assets. The cumulative gap changes to a negative gap of $27,049 when comparing assets and liabilities maturing up to one year; however, the cumulative gap shifts to a positive position of $38,084 for over five years. The deficit gap results from the customer preference for short-term liquidity in the current period of fluctuating rates, which affects not only deposits but also callable investments.

The nature of the large gap deficit is an industry-wide situation that is typical of the banking industry where a bulk of the assets is financed by short-term deposits. To further compound the situation, Bank customers have shown a preference for longer terms on loans versus deposits as financial rates fluctuate.

The Bank is satisfied that it can meet the liquidity needs by utilizing three to five year balloon notes for real estate financing and a one year maturity for commercial loans. This strategy, while not meeting exact liquidity needs on a dollar for dollar asset/liability mix, does provide a near match without sacrificing a positive interest rate spread.

To compensate for the resultant mismatching of assets and liabilities, the Bank has invested in highly liquid investments. In the unlikely event of a liquidity hardship, these investments are available to be sold to fund assets currently being supported by deposit liabilities.

The GAP model does not consider the impact of core deposit loyalty. Management feels that these core deposits along with the highly marketable securities available will provide sufficient reserves to fund any short-term loss of deposits. As mentioned previously, management has factored in an anticipated retention level for core deposits.

Capital Resources and Adequacy

In the past, the Company has blended internally generated retained earnings with capital stock sales to maintain a strong capital position necessary to support future growth.

The Company began a capital buy-back program during 1999. Through this program, the Company has repurchased 39,200 shares of stock amounting to $376,769 during the year 2001. The Company continued to experience strong earnings through the operation of the Bank. Through earnings, the Company generated an additional $1,664,244 in capital. This activity, plus the sale of $22,140 common stock through the stock option plan, raised year end capital exclusive of unrealized security gains net of tax effect to a level of $23,625,972 or a 5.87% increase over the 2000 year ending level of $22,316,522.

The primary capital to total assets ratio stands at 10.30% as of December 31, 2001. This amount is well above current industry standards. Due to the increase in earnings, subsequent earnings retention, and sale of common stock, the Company's capital position was strengthened and, as a result, the Company remains well capitalized for the banking industry even after initiating a stock buyback program.

Pursuant to regulations of the Federal Reserve Board, the Company is required to maintain certain minimum levels of capital in its Bank subsidiary. At December 31, 2001, the Bank maintained the following capital ratios:

Total Risk-Based Capital Ratio	13.10%
Tier I Risk-Based Capital Ratio	12.02%
Tier I Leverage Ratio	8.33%

These ratios exceed the minimum ratios required by regulatory authorities for the Bank to be considered well capitalized.

Inflationary Factors

The Bank's earnings are greatly impacted by inflation and the actions of the Federal Reserve Board. The year 2001 was a period of falling interest rates as the Federal Reserve attempted to stimulate the economy by lowering the Federal discount window rate. The interest spread margin for the year was 3.9% versus a 4.18% margin spread for 2000.

Lending and Funding Strategies

The Bank relies on traditional sources of funding such as demand deposits, interest bearing checking, money market deposit accounts, savings accounts and certificates of deposit for funding its activities. These funds are subsequently loaned to the local community, with the exception of cash and prudent liquidity needs. Traditionally, the Bank has experienced a strong loan demand.

At year end 2001, the loan-to-deposit ratio had fallen as the rate of deposit growth exceeded loan production.

Looking Forward

The Bank has experienced tremendous success in its operation particularly since 1989 when it moved into two new market areas and raised additional capital. The capital provided a solid foundation upon which to grow by affording the Bank a degree of aggressiveness in operation during a favorable economic climate for banks and banking services. This aggressiveness took the form of expansion and competitive pricing of services. Management plans to utilize this capital in a way that will increase market share without sacrificing quality of service to its customers.

The Bank experienced significant growth during the last decade. By expanding the trade area into neighboring counties and towns, the Bank has been able to attract quality loans and deposits at profitable levels. As management looks to the future, they feel that the trade area provides future growth potential as the Bank offers new financial services. The new data processing system acquired during 1998 has the capability to expand the Bank's services beyond the traditional services offered thus providing a solid technological platform upon which to grow.

The Bank expects to utilize the newly available technology to provide additional opportunities for improved service and cost efficiency.

FORM 10-K

Copies of Benchmark Bankshares, Inc.'s Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained, without charge, upon written request to (Mrs.) Janice W. Pernell, Treasurer, Benchmark Bankshares, Inc., P. O. Box 569, Kenbridge, Virginia 23944.

AVAILABILITY OF YEAR-END REPORT-OF-CONDITION INFORMATION

As a member of the Federal Reserve System, we are required to have available to the general public certain information as provided in the year-end Report of Condition of Benchmark Community Bank. Therefore, please be advised that the following excerpts from the last two year-end reports are available upon request from (Mrs.) Janice W. Pernell, Senior Vice President, Benchmark Community Bank, P. O. Box 569, Kenbridge, Virginia 23944. Telephone (434) 676-9054.

Schedule RC - Balance Sheet
Schedule RI - Income Statement
Schedule RI-A - Changes in Equity Capital
Schedule RC-N - Past Due and Non-Accrual Loans
Schedule RI-B - Charge-offs, Recoveries and Changes in Allowance for Loan Losses

BENCHMARK
COMMUNITY BANK

Serving Southside Virginia;
Accessible Anywhere In The World At

www.BCBonline.com

KENBRIDGE
100 S. Broad St.*
Phone (434) 676-8444

VICTORIA
1910 Main St.*
Phone (434) 696-2114

SOUTH HILL
828 N. Mecklenburg Ave.*
Phone (434) 447-4256

FARMVILLE
203 E. Third St.
Phone (434) 392-9528
and
1577 S. Main St.*
Phone (434) 392-9088

CREWE
1500 W. Virginia Ave.*
Phone (434) 645-8444

LAWRENCEVILLE
220 W. Fifth Ave.*
Phone (434) 848-6552

CLARKSVILLE
133 College St.*
Phone (434) 374-9888

CHASE CITY
845 E. Second St.*
Phone (434) 372-3999

*24-Hour Teller Machine Locations

MEMBER
FEDERAL RESERVE SYSTEM
FEDERAL DEPOSIT INSURANCE CORPORATION

MEMBER
INDEPENDENT COMMUNITY BANKERS OF AMERICA
VIRGINIA ASSOCIATION OF COMMUNITY BANKS